Exhibit 99.2

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2020

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	8,390	7,685
Restricted cash	350	350
Short-term bank deposit	7,656	-
Prepaid expenses and other current assets	503	400
Total current assets	16,899	8,435

Non-current assets
Property and equipment, net	630	540
Operating leases	347	454
Total non-current assets	977	994
Total assets	17,876	9,429

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accruals
Trade	643	989
Other	258	490
Employees and payroll accruals	1,471	1,101
Operating lease liabilities	204	222
Total current liabilities	2,576	2,802

Non-current liabilities
Royalties provision	177	182
Operating lease liabilities	121	211
Total non-current liabilities	298	393

Shareholders' equity
Share capital, Ordinary shares, 2.4 NIS par value (90,000,000 authorized shares as of June 30, 2020 and December
31, 2019, respectively; 30,172,943 and 8,272,908 shares issued and outstanding as of June 30, 2020 and December
31, 2019, respectively)	20,348	5,407
Additional paid-in capital	78,110	77,964
Accumulated deficit	(83,456)	(77,137)
Total shareholders' equity	15,002	6,234

Total liabilities and shareholders' equity	17,876	9,429

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019

Research and development expenses, net	4,513	4,909	2,051	2,570
General and administrative expenses	1,855	1,749	898	924
Operating loss	6,368	6,658	2,949	3,494

Finance income, net	49	153	61	139
Loss before income tax	6,319	6,505	2,888	3,355
Taxes on income	-	-	-	-
Net loss	6,319	6,505	2,888	3,355

Other comprehensive loss:

Change in fair value of cash flow hedge	-	13	-	(4)
Comprehensive loss	6,319	6,518	2,888	3,351

Net loss per ordinary share - basic and diluted	0.38	0.85	0.12	0.41

Weighted average number of ordinary shares outstanding - basic and diluted	16,676,469	7,663,045	23,396,152	8,238,034

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of		Additional	Other		Total
	Ordinary		paid-in	comprehensive	Accumulated	shareholders’
	Shares	Amount	capital	loss	deficit	equity

Balance as of January 1, 2020	8,272,908	$5,407	$77,964	$-	$(77,137)	$6,234
Issuance of ordinary shares in private
placement, net of issuance expenses in
an amount of approximately $30	2,720,178	1,894	2,837	-	-	4,731
RSU vesting	6,633	4	(4)			-
Share-based compensation	-	-	123	-	-	123
Net loss	-	-	-	-	(3,431)	(3,431)
Balance as of March 31, 2020	10,999,719	$7,305	$80,920	-	$(80,568)	$7,657
Issuance of ordinary shares and warrants in the April – May 2020 Financings, net of issuance
expenses in an amount of $1,361 (1)	19,166,670	$13,039	$(2,900)	-	-	$10,139
RSU vesting	6,554	$4	(4)			-
Share-based compensation	-	-	$94	-		$94
Net loss	-	-	-	-	$(2,888)	$(2,888)
Balance as of June 30, 2020	30,172,943	$20,348	$78,110	$-	$(83,456)	$15,002

Balance as of January 1, 2019	5,330,684	$3,456		$72,888	$(13)	$(63,301)	$13,030
Issuance of ordinary shares and warrants in
the 2019 registered direct offering, net of
issuance expenses in an amount of $987 (2)	2,906,376	1,928		4,583	-	-	6,511
RSU vesting	718	(*	)	-			(* )
Share-based compensation	-	-		83	-	-	83
Other comprehensive loss	-	-		-	17	-	17
Net loss	-	-		-	-	(3,150)	(3,150)
Balance as of March 31, 2019	8,237,778	$5,384		$77,554	$4	$(66,451)	16,491
Share-based compensation	-			186			186
RSU vesting	684	(*	)	-	-	-	(* )
Other comprehensive loss	-	-		-	(4)	-	(4)
Net loss	-	-		-	-	(3,355)	(3,355)
Balance as of June 30, 2019	8,238,462	$5,384		$77,740	$-	$(69,806)	13,318

(1)	See Note 5(2).
(2)	Includes pre-funded warrants to purchase 1,024,876 ordinary shares at a purchase price of $2.57 per pre-funded warrant, issued in connection with the 2019 registered direct offering.
(*)	Represents amount less than 1 thousand.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Six months ended
	June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(6,319)	(6,505)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	68	55
Share-based compensation	217	269
Financial (income) expenses, net	(14)	(32)
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	(100)	50
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(591)	(204)
Increase (decrease) in employees and payroll accruals	370	15
Increase (decrease) in royalties provision	(5)	3
Net cash used in operating activities	(6,374)	(6,349)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(140)	(49)
Proceeds from (investment in) short-term bank and other deposit	(7,651)	(370)
Net cash used in investing activities	(7,791)	(419)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares and warrants in the 2019 registered direct offering, net of issuance expenses	-	6,511
Issuance of ordinary shares in the private placement, net of issuance expenses	4,731	-
Issuance of ordinary shares and warrants in the 2020 registered direct offerings, net of issuance expenses	10,139
Net cash provided by financing activities	14,870	6,511

Net increase (decrease) in cash, cash equivalents and restricted cash	705	(257)
Cash, cash equivalents and restricted cash at the beginning of the period	8,035	8,922
Cash, cash equivalents and restricted cash at the end of the period	8,740	8,665

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

Supplemental information for Cash Flow:

	Six months ended June 30,
	2020	2019
Supplemental disclosure of non-cash flow information
Purchase of property and equipment included in accounts payable and accrued expenses	15	-
Recognition of operating leases and operating lease liabilities from adoption of ASU 2016-02	-	490

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -         GENERAL INFORMATION

A.	General

1)
Check-Cap Ltd. (together with its wholly-owned subsidiary, the "Company") was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Ave, Isfiya 3009000, Israel.

2)	Check-Cap Ltd has a wholly-owned subsidiary, Check-Cap US, Inc., incorporated under the laws of the State of Delaware on May 15, 2015.

3)
The Company is a clinical-stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening and prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into cancer. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

4)
On February 24, 2015 the Company consummated an Initial Public Offering in the U.S. (the "IPO") concurrently with a Private Placement (the "Private Placement").

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants.

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and warrants.

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares, and pre-funded warrants and warrants.

In February 2020, the Company consummated a private placement of ordinary shares, See Note 5(1).

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants. See Note 5(2).

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants. See Note 7.

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ”, respectively.

5)
On June 5, 2020, the Company announced that it received a notification from the Nasdaq Listing Qualifications that it is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Further, on April 16, 2020, in response to the COVID-19 pandemic (“COVID-19”), and the resulting related market conditions, Nasdaq has elected to provide temporary relief from the bid price requirements by tolling compliance through June 30, 2020. As a result of the tolling of the bid price requirements, the Company has 180 calendar days from July 1, 2020, or until December 28, 2020, to regain compliance with the minimum bid price requirement. The Company may regain compliance, if at any time during this 180 day period, the closing bid price of its ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance and the matter will be closed.  The Company may then be eligible for an additional 180-day grace period if it meets the Nasdaq Capital Market's initial listing standards with the exception of the minimum bid price requirement.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -        GENERAL INFORMATION (Cont.)

6)
In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread globally, including to Israel and the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. Accordingly, many countries around the world, including Israel, have implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. As a consequence, the Company has experienced temporary disruptions to its operations and temporarily suspended its clinical studies. Further, in accordance with the directive of the Israel Ministry of Health, during the first wave of the COVID-19 pandemic in Israel, the majority of the Company’s employees worked remotely while a select few continued to work from its headquarters.  Also, the Company temporarily suspended interactions between hospitals and healthcare professionals and its employees and clinical trial patients. In addition, to manage this crisis, the Company implemented several cost reduction measures, including a temporary 15% reduction in salaries for all employees and management and the fees of the members of its board of directors and lowered monthly expenditures by temporarily placing a number of operational employees on unpaid leave. As a result of lowered infection rates in Israel in June 2020,  which resulted in the lifting of many government restrictions to control the spread of the virus as well as the Company’s improved financial position following its financings in April and May 2020, the Company resumed near normal operations and restored salaries to their original levels.   However, during July 2020, infection rates in Israel began to significantly increase and the country is in the midst of a “second wave”. Consequently, the Company has taken few measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. It is still too early to assess the full impact of the coronavirus outbreak, but coronavirus is affecting the Company’s ability to initiate its planned pivotal study and commence pilot sales in Israel and Europe in its original timeframe.  The extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the  impact on the global economy, the impact of a second and third wave of COVID-19 and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay its development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.

7)	The consolidated financial statements of the Company as of and for the six months ended June 30, 2020 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

B.
Going concern and management plans

The accompanying consolidated unaudited financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses net of $6,319 and $6,505 for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, the Company's accumulated deficit was $83,456. The Company has funded its operations to date primarily through equity financings and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry).

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 -         GENERAL INFORMATION (Cont.)

B.
Going concern and management plans (Cont.)

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company's C-Scan system and to achieve a level of sales adequate to support the Company's cost structure.

To meet its capital needs, the Company is considering multiple alternatives, including, but not limited to, additional equity financings and other funding transactions. While the Company has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

The Company believes that following the above financings, current cash on hand will be sufficient to fund operations for at least 12 months from the date of issuance of these consolidated unaudited financial statements. Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the Company's C-Scan system, which will result in a negative cash flow from operating activity. This has led management to conclude that substantial doubt about the Company's ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional capital, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances the Company would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until it is able to obtain sufficient financing. If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company's consolidated unaudited financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

NOTE 2-        CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2020 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 6, 2020 (the "Annual Report"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

CHECK CAP LTD
NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3-         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F except for the adoption of the following:

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU was  effective for the Company beginning on January 1,  2020.  This standard did not have a material impact on the Company’s consolidated unaudited financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and was effective for the Company beginning on January 1, 2020. The standard did not have a material impact on the Company’s consolidated unaudited financial statements.

NOTE 4-         LEASES

On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements at the beginning period of adoption.

The Company leases, approximately 900 square meters at a facility located in Isfiya, Israel under an operating lease agreement expiring on May 31, 2022. In addition, the Company leases vehicles under various operating lease agreements.

As of June 30, 2020, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totalled $347 and $325, respectively.

Supplemental cash flow information related to operating leases was as follows:

Six Months Ended June 30, 2020
Cash payments for operating leases	$113

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of June 30, 2020, the Company’s operating leases had a weighted average remaining lease term of 1.8 years and a weighted average borrowing rate of approximately 5%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019. Future lease payments under operating leases as of June 20, 2020 were as follows:

Operating
Leases
Remainder of 2020	$103
2021	$179
2022	$56
2023	$-
Total future lease payments	$338
Less imputed interest	(13)
Total lease liability balance	$325

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5 -           SHAREHOLDERS' EQUITY

The following changes occurred during the six months ended June 30, 2020:

1.
On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 2,720,178 ordinary shares at a purchase price of $1.75 per share in a private placement, resulting in gross proceeds of approximately $4,760, or approximately $4,730 net of issuance expenses in the amount of $30. The private placement was subject to customary closing conditions and was completed in February 2020.

2.	April and May 2020 Financings:

A.
On April 22, 2020, the Company issued to certain institutional investors in a registered direct offering an aggregate amount of 6,666,669 ordinary shares, at a purchase price of $0.60 per share and in a simultaneous private placement unregistered warrants to purchase up to an aggregate of 6,666,669 ordinary shares in a concurrent private placement (the “April  2020 Financing"). The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth in the warrant agreement. The Company received gross proceeds from the registered direct offering of approximately $4,000. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 466,667 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants have a term of five years and an exercise price of $0.75 per share.

B.
On May 4, 2020, the Company issued to certain institutional investors in a registered direct offering an aggregate amount of 7,500,001 ordinary shares, at a purchase price of $0.60 per share and in a simultaneous private placement unregistered warrants to purchase up to an aggregate of 7,500,001 ordinary shares in a concurrent private placement (the “First May  2020 Financing"). The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth in the warrant agreement. The Company received gross proceeds from the registered direct offering of approximately $4,500. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 525,000 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants have a term of five years and an exercise price of $0.75 per share.

C.
On May 13, 2020, the Company issued to certain institutional investors in a registered direct offering an aggregate amount of 5,000,000 ordinary shares, at a purchase price of $0.60 per share and in a simultaneous private placement unregistered warrants to purchase up to an aggregate of 5,000,000 ordinary shares in a concurrent private placement (the “Second May  2020 Financing"). The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth in the warrant agreement. The Company received gross proceeds from the registered direct offering of approximately $3,000. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 350,000 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants have a term of five years and an exercise price of $0.75 per share.

The Company received total gross proceeds from the April 2020 Financing, the First May 2020 Financing and the Second May 2020 Financing of approximately $11,500, or $10,139, net of issuance expenses in the amount of $1,361.

3.	Warrants that expired during the six months ended June 30, 2020:

A.
On February 24, 2020, certain warrants to purchase 178,334 and 8,334 ordinary shares at an exercise price of $90.0 and $60.72 per share, respectively, originally issued in connection with the Company’s IPO in February 2015, expired.

B.	On May 11, 2020, certain remaining warrants to purchase 6,512 ordinary shares, originally issued in May 2010, expired.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6 -       SHARE-BASED COMPENSATION

1.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2020
			Weighted
		Weighted	average
		average	remaining
		exercise price	contractual
	Number	(in $)	life (in years)

Options outstanding at beginning of period	547,322	10.24	8.3
Options granted	10,584	1.51
Options forfeited	(33,052)	18.88

Options outstanding at end of period	524,854	9.52	8.04

Options exercisable at end of period	219,212	19.04	6.86

2.	A summary of the Company’s RSU activity is as follows:

For the six
months
ended June
30, 2020

Unvested at beginning of year	99,530
Granted	-
Vested	(13,187)
Forfeited	(754)
Unvested at end of year	85,589

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7 -      SUBSEQUENT EVENTS

On July 23, 2020, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with several existing institutional investors who are the holders (the “Holders”) of certain warrants (the “Warrants”) to purchase the Company’s ordinary shares, par value NIS 2.40 per share, pursuant to which the Holders agreed to exercise in cash their Warrants to purchase up to an aggregate of 16,054,223 ordinary shares having exercise prices ranging from $15.00 to $0.80 per share, at a reduced exercise price of $0.60 per share. The Warrants exercised in the transaction include warrants to purchase up to 15,000,003 ordinary shares at an exercise price of $0.80 per share issued in the April 2020 Financing, the First May 2020 Financing and the Second May 2020 Financing (See note 5(2) above), Series D warrants to purchase up to 968,992 ordinary shares at an exercise price of $2.58 per share issued in February 2019 , and warrants to purchase up to 85,228 ordinary shares at an exercise price of $15.00 per share issued in November 2017.

Under the Exercise Agreement, the Company also agreed to issue to the Holders new unregistered warrants to purchase up to 19,265,068 ordinary shares (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, will expire five and one-half years from issuance date and have an exercise price of $0.80 per share, subject to adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants.

The transaction closed on July 27, 2020. Upon closing, the Company issued to the Holders 16,054,223 ordinary shares and 19,265,068 warrants to purchase ordinary shares for gross proceeds of approximately $9,600 (approximately $8,700 net of offering expenses).Upon closing, the Company also issued unregistered placement agent warrants to purchase up to an aggregate of 1,123,796 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants have an exercise price of $0.75 per share.